SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period October 3, 2005

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period September 9, 2005 to October 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:

Name:	Stephen Foster

Title:	Company Secretary

Date:	October 3, 2005

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2005 – 22AWC

Alcoa Inc has announced approval of investments in Brazil including investment in Alcoa World Alumina and Chemicals’ (AWAC) interest in the Alumar alumina refinery in Sao Luis and the establishment of a bauxite mine in Juruti. The AWAC investment is expected to be approximately US$1.0 billion over the next 3 years.

AWAC has a 54% interest in the 2.1 million tonne per year (mtpy) expansion of the Alumar refinery that will increase the refinery’s total capacity from approximately 1.4 million mtpy to approximately 3.5 million mtpy. AWAC’s share of the total output will increase to approximately 1.4 million mtpy. The Alumar refinery is among the lowest cost refineries in the world. The expansion is anticipated to begin in November, 2005 and is expected to be completed in the first half of 2008.

Alumina Limited acquired a 40% interest in the Juruti bauxite deposit in December 2004. Juruti is one of the world’s largest high quality bauxite deposits, with favourable logistics to the Alumar refinery. The Juruti mine will initially supply AWAC’s needs at the Alumar expansion, with the ability for further expansions at low incremental investment.

AWAC, over the last two years, conducted numerous community consultations for Juruti, including three public hearings. A full installation permit was issued by the Para State government in August 2005.

AWAC is a global bauxite and alumina joint venture between Alumina Limited and Alcoa.

Stephen Foster

Company Secretary

26 September 2005

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange Limited

Public Announcement 2005 – 23AWC

The Alumina Limited CEO, Mr John Marlay, announced today that Mr Ken Dean has been appointed to the position as Chief Financial Officer, replacing Mr Robert Davies, effective 31 October 2005. Mr Dean will join Alumina Limited prior to 31 October 2005, to ensure an effective transition with Mr Davies.

Mr Dean has extensive financial and resource sector experience gained from a thirty year career with Shell, both in Australia and overseas. Ken’s most recent role was Chief Executive Officer, Shell Finance Services for Shell International in London. He has held senior executive positions in Treasury, Audit, Accounting, IT and Finance and Corporate Services. Ken is also a Director of Santos Limited, and a former Director of Woodside Petroleum Limited. Ken holds a B.Comm, Accounting and Financial Management, from the University of New South Wales, is a Member of the Australian Institute of Company Directors, and a Fellow of the Australian Society of Certified Accountants.

Mr Marlay said “I am extremely pleased that Ken Dean will join Alumina Limited as Chief Financial Officer. I believe Ken will contribute significantly in the Alumina Executive team and as a member of the AWAC Strategic Council.”

“I also wish Bob Davies success in his new role at Inco Limited and thank him for his valuable contributions over the past three years at Alumina Limited”.

Stephen Foster

Company Secretary

27 September 2005

To:	The Manager
Announcements
Company Announcements Office
Australian Stock Exchange

Public Announcement 2005 – 24AWC

Please find attached for immediate release, a public announcement concerning directors’ interests.

Stephen Foster

Company Secretary

29 September 2005

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Donald James DAVIES

Date of last notice	6 July 2005

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	(i) 26 September 2005 (ii) 27 September 2005

No. of securities held prior to change	31,938 fully paid ordinary shares in Alumina Limited – directly held 61,824 fully paid ordinary shares under the Alumina Employee Share Plan – indirectly held 50,000 employee share options

Number acquired	(i) On 26 September 2005 Mr Davies exercised 50,000 Alumina Limited employee share options in accordance with the WMC Limited 2001 Employee Option Plan.

Number disposed	(i) 50,000 fully paid ordinary shares (ii) 31,938 fully paid ordinary shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

(i)     Mr Davies was allotted 50,000 ordinary shares in Alumina Limited at a price of $5.02 following the exercise of employee share options. Mr Davies sold 50,000 ordinary shares at a price of $6.09.

(ii)    Mr Davies sold 31,938 ordinary shares at a price of $6.03.

No. of securities held after change	61,824 fully paid ordinary shares under the Alumina Employee Share Plan – indirectly held

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	(i) Exercise of Alumina Limited employee share options in accordance with the WMC Limited 2001 Employee Share Option Plan. On-market sale of ordinary shares (ii) On-market sale of ordinary shares

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change